Exhibit 99.2

Dr. Reddys Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

Unaudited consolidated financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter and half year ended 30 September 2023 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

	All amounts in Indian Rupees millions
		Quarter ended			Half year ended		Year ended
Sl. No.	Particulars	30.09.2023	30.06.2023	30.09.2022	30.09.2023	30.09.2022	31.03.2023
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	Revenues	68,802	67,384	63,057	136,186	115,211	245,879
2	Cost of revenues	28,434	27,831	25,810	56,265	51,958	106,536
3	Gross profit (1 - 2)	40,368	39,553	37,247	79,921	63,253	139,343
4	Selling, general and administrative expenses	18,795	17,702	16,560	36,497	32,053	68,026
5	Research and development expenses	5,447	4,984	4,869	10,431	9,194	19,381
6	Impairment of non-current assets	55	11	25	66	25	699
7	Other income, net	(1,796)	(780)	(334)	(2,576)	(6,358)	(5,907)
	Total operating expenses	22,501	21,917	21,120	44,418	34,914	82,199
8	Results from operating activities [(3) - (4 + 5 + 6 + 7)]	17,867	17,636	16,127	35,503	28,339	57,144
	Finance income	1,578	1,155	153	2,733	2,849	4,281
	Finance expense	(353)	(371)	(309)	(724)	(656)	(1,428)
9	Finance income/(expense), net	1,225	784	(156)	2,009	2,193	2,853
10	Share of profit of equity accounted investees, net of tax	42	43	140	85	234	370
11	Profit before tax (8 + 9 + 10)	19,134	18,463	16,111	37,597	30,766	60,367
12	Tax expense, net	4,334	4,438	4,983	8,772	7,762	15,300
13	Profit for the period/year (11 -12)	14,800	14,025	11,128	28,825	23,004	45,067
14	Earnings per share:
	Basic earnings per share of Rs.5/- each	88.96	84.40	67.04	173.36	138.59	271.43
	Diluted earnings per share of Rs.5/- each	88.78	84.22	66.89	173.00	138.30	270.85
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

Segment information				All amounts in Indian Rupees millions
		Quarter ended			Half year ended		Year ended
Sl. No.	Particulars	30.09.2023	30.06.2023	30.09.2022	30.09.2023	30.09.2022	31.03.2023
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	9,446	9,218	8,110	18,664	16,243	36,646
	b) Global Generics	61,084	60,083	55,946	121,167	100,270	213,768
	c) Others	684	592	677	1,276	1,417	3,042
	Total	71,214	69,893	64,733	141,107	117,930	253,456
	Less: Inter-segment revenues	2,412	2,509	1,676	4,921	2,719	7,577
	Net revenues	68,802	67,384	63,057	136,186	115,211	245,879

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	1,254	1,009	233	2,263	1,343	4,715
	b) Global Generics	38,873	38,387	36,567	77,260	60,966	132,719
	c) Others	241	157	447	398	944	1,909
	Total	40,368	39,553	37,247	79,921	63,253	139,343
	Less: Selling and other un-allocable expenditure, net of other income	21,234	21,090	21,136	42,324	32,487	78,976
	Total profit before tax	19,134	18,463	16,111	37,597	30,766	60,367

Global Generics segment includes operations of Biologics business. Inter-segment revenues represents sales from Pharmaceutical Services and Active Ingredients to Global Generics and Others at cost.

Notes:

1	The above statement of unaudited consolidated financial results of Dr.Reddy's Laboratories Limited ("the Company"), which have been prepared in accordance with recognition and measurement principles of IAS 34 as issued by the International Accounting Standards Board (IASB) and were reviewed and recommended by Audit Committee and approved by the Board of Directors at their meetings held on 27 October 2023. The Auditors have carried out a limited review on the unaudited consolidated financial results and issued an unmodified report thereon.

2	“Other income, net” for the quarter ended 30 September 2023 includes Rs.984 million recognized pursuant to settlement of product related litigation by the Company and its affiliates in the United Kingdom. This transaction pertain to Company’s Global Generics segment.

3	“Other income, net” for the quarter ended 30 June 2023 includes Rs.540 million recognised pursuant to settlement agreement with Janssen Group, in settlement of the claim brought in the Federal Court of Canada by the Company and its affiliates for damages under section 8 of the Canadian Patented Medicines (Notice of Compliance) Regulations in regard to the Company’s ANDS for a generic version of Zytiga®(Abiraterone). This transaction pertain to Company’s Global Generics segment.

4	"Other income, net" for the half year ended 30 September 2022 includes an amount of Rs.5,638 million (U.S.$71.39 million discounted to present value) towards the settlement of an ongoing litigation relating to launch of a product with Indivior Inc., Indivior UK Limited and Aquestive Therapeutics, Inc.

5	Included in “Other income, net” for the year ended 31 March 2023, is an amount of Rs.991 million representing the Loss on sale of Assets, pursuant to agreement dated 16 December 2022 with Delpharm Development Leiden B.V (Delpharm) for transfer of its certain assets, liabilities and employees at its site at Leiden, Netherlands.This transaction pertains to Company’s Global Generics segment.

6	Revenues for the year ended 31 March 2023 includes :

a) Rs.2,640 million from sale of certain non-core dermatology brands to Eris Lifesciences Limited;
b) Rs.1,399 million from sale of brands Styptovit-E, Finast, Finast-T and Dynapres to Torrent Pharmaceuticals Limited;
c) Rs.902 million from sale of brands Z&D, Pedicloryl, Pecef and Ezinapi to J B Chemicals and Pharmaceuticals Limited.
The amounts recognised above are adjusted for expected sales returns. These transactions pertain to Company’s Global Generics segment.

7	During the year ended 31 March 2023, Company considered impairment of Rs.540 million towards:

a. The Company assessed performance of business acquired from Nimbus Health GmbH against the initial estimates and performance of the products. Basis the assessment, the Company has recorded an impairment charge of the carrying values amounting to Rs.375 million (Goodwill - Rs.272 million and Other intangibles - Rs.103 million). The said impairment charge pertains to the Company’s Global Generics segment.
b. Consequent to adverse market conditions with respect to certain of the Company’s products related intangibles forming part of the company’s Global Generics and Pharmaceutical Services and Active Ingredients segments, the Company assessed the recoverable amount of these products and recognised an amount of  Rs. 165 million as impairment charge during the year ended 31 March 2023.

8	The Company has considered the impact of recent tax regulations and developments, including updates to its estimate on the impact of adoption of the Taxation Laws (Amendment) Act 2019, in determining its “Tax expense, net” for the half year ended 30 September 2023 and year ended 31 March 2023.

9	During the half year and quarter ended 30 September 2023, an amount of Rs.2,274 million and Rs.1,598 million, respectively, representing government grants has been accounted as a reduction from cost of revenues.

10	During the quarter ended 30 September 2022, an amount of Rs.1,933 million representing government grants has been accounted as a reduction from cost of revenues.

11	Consolidated statements of financial position

	All amounts in Indian Rupees millions
	As at	As at
Particulars	30.09.2023	31.03.2023
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	13,539	5,779
Other investments	54,390	56,018
Trade and other receivables	69,722	72,485
Inventories	56,592	48,670
Derivative financial instruments	731	1,232
Tax assets	298	2,687
Other current assets	22,423	20,069
Total current assets	217,695	206,940
Non-current assets
Property, plant and equipment	70,478	66,462
Goodwill	4,223	4,245
Other intangible assets	37,055	30,849
Investment in equity accounted investees	4,069	4,702
Other investments	1,855	660
Deferred tax assets	10,835	7,196
Other non-current assets	812	800
Total non-current assets	129,327	114,914
Total assets	347,022	321,854

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	30,485	26,444
Short-term borrowings	5,847	7,390
Long-term borrowings, current portion	1,336	4,804
Provisions	5,239	5,454
Tax liabilities	3,985	2,144
Derivative financial instruments	542	137
Bank overdraft	4	-
Other current liabilities	36,745	39,472
Total current liabilities	84,183	85,845
Non-current liabilities
Long-term borrowings	6,043	1,278
Deferred tax liabilities	102	833
Provisions	59	59
Other non-current liabilities	3,549	2,848
Total non-current liabilities	9,753	5,018
Total liabilities	93,936	90,863
Equity
Share capital	834	833
Treasury shares	(1,021)	(1,269)
Share premium	10,625	9,688
Share based payment reserve	1,442	1,652
Capital redemption reserve	173	173
Debenture redemption reserve	-	380
Special economic zone re-investment reserve	810	886
Retained earnings	238,226	215,593
Other components of equity	1,997	3,055
Total equity	253,086	230,991
Total liabilities and equity	347,022	321,854

12	The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On 06 July 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company made presentations to the SEC and the DOJ in relation to the investigation with respect to certain countries during the previous fiscal years. The Company also made a presentation to the SEC and the DOJ in relation to its Global Compliance Framework, including the ongoing enhancement initiatives, during the year ended 31 March 2023. The Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions, which can lead to civil and criminal sanctions under relevant laws, the outcomes including liabilities are not reasonably ascertainable at this time.

13.	Consolidated statements of cash flows

	All amounts in Indian Rupees millions
	Half year ended
Particulars	30.09.2023	30.09.2022
	(Unaudited)	(Unaudited)
Cash flows from operating activities :
Profit for the period	28,825	23,004
Adjustments for:
Tax expense	8,772	7,762
Fair value changes and profit on sale of financial instruments measured at FVTPL**, net	(1,527)	(78)
Depreciation and amortization	7,358	6,176
Impairment of non-current assets	66	25
Allowance for credit losses (on trade receivables and other advances)	137	69
(Gain)/loss on sale or de-recognition of non-current assets, net	(445)	68
Share of profit of equity accounted investees	(85)	(234)
Inventories write-down	1,418	2,732
Foreign exchange gain, net	(1,179)	(345)
Interest (income)/expense, net	(324)	223
Equity settled share-based payment expense	211	263
Dividends income	-	- *
Changes in operating assets and liabilities:
Trade and other receivables	2,689	(10,150)
Inventories	(9,340)	(890)
Trade and other payables	4,568	(2,356)
Other assets and other liabilities, net	(3,482)	(5,693)
Cash generated from operations	37,662	20,576
Income tax paid, net	(8,486)	(4,640)
Net cash generated from operating activities	29,176	15,936

Cash flows (used in)/from investing activities :
Expenditures on property, plant and equipment	(7,323)	(5,816)
Proceeds from sale of property, plant and equipment	487	48
Expenditures on other intangible assets	(8,787)	(6,203)
Proceeds from sale of other intangible assets	21	-
Purchase of other investments	(70,008)	(47,008)
Proceeds from sale of other investments	71,815	59,395
Dividend received from equity accounted investees	445	-
Interest and dividend received	597	394
Net cash (used in)/from in investing activities	(12,753)	810

Cash flows used in financing activities :
Proceeds from issuance of equity shares (including treasury shares)	765	66
Repayment of short-term borrowings, net	(1,054)	(16,862)
Repayment of long term borrowings	(3,800)	-
Proceeds from long term borrowings	3,800	-
Payment of principal portion of lease liabilities	(524)	(499)
Dividend paid	(6,648)	(4,979)
Interest paid	(1,051)	(872)
Net cash used in financing activities	(8,512)	(23,146)

Net increase/(decrease) in cash and cash equivalents	7,911	(6,400)
Effect of exchange rate changes on cash and cash equivalents	(155)	641
Cash and cash equivalents at the beginning of the period	5,779	14,852
Cash and cash equivalents at the end of the period(1)	13,535	9,093

*Rounded off to million.

**FVTPL (fair value through profit or loss)

(1)Adjusted for bank-overdraft of Rs. 4 million and Rs. 3 million for the half year ended 30 September 2023 and 30 September 2022, respectively.

14	The Company considered the uncertainties relating to the military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

Place: Hyderabad Date: 27 October 2023	By order of the Board For Dr. Reddy's Laboratories Limited G V Prasad Co-Chairman & Managing Director